EXHIBIT 99.1

Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

27 February 2012

ASX ANNOUNCEMENT

Global Oil Major Exercises Option to Cancel all Remaining Biodiesel Shipments

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global provider of energy from renewable sources, announces that all remaining shipments to be made under its 6 month European contract have now been cancelled, downgrading contract revenue 70% from an anticipated US$40 million to around US$12 million.

A first downgrade was announced on 14 February 2012, with the customer cancelling shipments for March and April 2012. The customer again cited the availability of cheaper supplies from elsewhere upon cancelling the remaining shipments for May and June 2012. Instead of receiving product the customer will pay Mission a cancelation fee.

Given current unfavourable cost and price dynamics and competition from biodiesel produced in tax advantaged countries such as Argentina and Indonesia, Mission has no further visibility on sales into Europe.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

James Garton Head Corporate Finance, M&A Phone: + 1 (210) 841-5741 james@missionnewenergy.com